February 27, 2025

Jolie Kahn
Chief Executive Officer
AGRIFORCE GROWING SYSTEMS LTD.
430 Park Avenue
19th Floor
New York, NY 10022

       Re: AGRIFORCE GROWING SYSTEMS LTD.
           Registration Statement on Form S-1
           Filed February 6, 2025
           File No. 333-284736
Dear Jolie Kahn:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed February 6, 2025
General

1. It appears that you are not eligible to incorporate by reference into your Form S-1 given that you have not yet filed your annual report for your fiscal year ended
       December 31, 2024. Please revise your registration statement accordingly or advise.
       See General Instruction VII.C to Form S-1.
Sustainable Bitcoin Mining, page 7

2. Please file the acquisition agreements for the Sturgeon County, Alberta and
       Columbiana County, Ohio facilities or tell us why these are not required to be filed by
       Item 601(b) to Regulation S-K. Also disclose whether either facility is third-party hosted and, if so, disclose the terms of your agreements with the third-party
 February 27, 2025
Page 2

       hosting facilities.
3.     For Bitcoin that you mine, please disclose:
           How long you intend to hold mined Bitcoin and how you are holding it, including whether you have a specific policy for how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what
          exchange, or if you intend to hold your mining rewards for investment purposes.
           Risks to your liquidity caused by volatility in Bitcoin pricing. Whether you have sold any of your mined Bitcoin.
           Whether you have any agreement or arrangement with a third-party custodian/exchange, and if so, the material terms.
4.     Please describe your miners at each facility including:
           the average, mean and range of the ages of your miners;
           the average, mean and range of the energy efficiency of your miners; and
           the average downtime due to scheduled maintenance and non-scheduled maintenance.
5. If known, please disclose a breakeven analysis for your bitcoin mining operations that compares for each facility the cost to earn/mine one bitcoin with the market value of one mined bitcoin. Discuss all relevant inputs used in your calculation and the key assumptions used in preparing it.
Sustainable Bitcoin Mining, page 9

6. Refer to the third paragraph on page 9 regarding the acquisition and near-term deployment of 220 new BITMAIN Antminer S19kPro miners at your Sturgeon County, Alberta mining facility. Please disclose the date of this acquisition, the
       material terms of the acquisition agreement, the expected date of deployment, and the expected hashrate of the new miners.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kristin Baldwin at 202-551-7172 or Evan Ewing at 202-551-5920 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing